UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 18)

AFFINITY GAMING
___________________________________________________________________________________

(Name of Issuer)
Common Stock, par value $0.001 per share
___________________________________________________________________________________

(Title of Class of Securities)

Not Applicable
___________________________________________________________________________________

 (CUSIP Number)

Steven Weiser
Silver Point Capital, L.P.
2 Greenwich Plaza, First Floor
Greenwich, CT 06830
 203-542-4200
___________________________________________________________________________________

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
September 15, 2015
___________________________________________________________________________________

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box: o

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

SCHEDULE 13D

CUSIP NO. Not Applicable
1		NAMES OF REPORTING PERSONS
SPH Manager, LLC

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS
OO, WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
-0-
	8	SHARED VOTING POWER*
17,168,520.4 (1)
	9	SOLE DISPOSITIVE POWER*
5,252,512
	10	SHARED DISPOSITIVE POWER* -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
17,168,520.4 (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13		PERCENT OF CLASS REPRESENTED IN ROW (11)*
84.2%(2)
14		TYPE OF REPORTING PERSON
IA, PN
*See Item 5.

[1]
Includes 5,252,512  Shares (as defined in this Schedule 13D) owned by an affiliate of the Reporting Persons as described in this Schedule 13D. In addition, as further described in Item 4 of Amendment 14 to this Schedule 13D, the Reporting Persons may be deemed to beneficially own the Shares beneficially owned by the Other Reporting Persons (as defined in this Schedule 13D) pursuant to the Settlement Agreement (as defined in this Schedule 13D).  As such, these amounts include the 11,916,008.4 Shares beneficially owned by the Other Reporting Persons, which number is based upon the amount of Shares owned by the Other Reporting Persons as publicly disclosed in the most recent reports on Schedule 13D or Form 4 filed by the Other Reporting Persons under Section 13 or Section 16 of the Exchange Act.

[2]	The percentages used herein and in the rest of this Schedule 13D are calculated based upon 20,379,687outstanding Shares as of August 6, 2015, as reported on the Issuer's Quarterly Report on Form 10-Q filed on August 10, 2015.

SCHEDULE 13D

CUSIP NO. Not Applicable
1		NAMES OF REPORTING PERSONS
Edward A. Mulé

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS
OO, WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
-0-
	8	SHARED VOTING POWER*
17,168,520.4 (1)
	9	SOLE DISPOSITIVE POWER*
-0-
	10	SHARED DISPOSITIVE POWER* 5,252,512
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
17,168,520.4 (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13		PERCENT OF CLASS REPRESENTED IN ROW (11)*
84.2%(2)
14		TYPE OF REPORTING PERSON
IN
*See Item 5

SCHEDULE 13D

CUSIP NO. Not Applicable
1		NAMES OF REPORTING PERSONS
Robert J. O’Shea

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS
OO, WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER*
-0-
	8	SHARED VOTING POWER*
17,168,520.4 (1)
	9	SOLE DISPOSITIVE POWER*
-0-
	10	SHARED DISPOSITIVE POWER* 5,252,512
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
17,168,520.4 (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13		PERCENT OF CLASS REPRESENTED IN ROW (11)*
84.2%(2)
14		TYPE OF REPORTING PERSON
IN
*See Item 5.

This Amendment No. 18 ("Amendment No. 18") amends and supplements the statement on Schedule 13D originally filed by the Reporting Persons on May 7, 2012, as amended by Amendment No. 1 filed by the Reporting Persons on October 31, 2012, Amendment No. 2 filed by the Reporting Persons on November 5, 2012, Amendment No. 3 filed by the Reporting Persons on December 14, 2012, Amendment No. 4 filed by the Reporting Persons on February 19, 2013, Amendment No. 5 filed by the Reporting Persons on March 11, 2013, Amendment No. 6 filed by the Reporting Persons on March 12, 2013, Amendment No. 7 filed by the Reporting Persons on March 18, 2013, Amendment No. 8 filed by the Reporting Persons on April 4, 2013, Amendment No. 9 filed by the Reporting Persons on May 15, 2013, Amendment No. 10 filed by the Reporting Persons on May 30, 2013, Amendment No. 11 filed by the Reporting Persons on October 15, 2013, Amendment No. 12 filed by the Reporting Persons on December 4, 2013, Amendment No. 13 filed by the Reporting Persons on April 23, 2014, Amendment No. 14 filed by the Reporting Persons on July 30, 2014, Amendment No. 15 filed by the Reporting Persons on May 19, 2015, Amendment No. 16 filed by the Reporting Persons on June 3, 2015 and Amendment No. 17 filed on September 8, 2015 (as amended as of the date hereof, the "Schedule 13D").  Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 18 shall have the meaning assigned to such term in the Schedule 13D.

Item 4.  Purpose of Transaction.

    Item 4 is hereby supplemented as follows:

    On September 15, 2015, Richard S. Parisi, Chairman of the Board and an employee of Silver Point Capital, L.P. ("Silver Point"), which is the investment manager of SPH Manager, resigned from the Board.

    In addition, on September 15, 2015, the Board announced the appointment of David Reganato to the Board, and as its Chairman. Mr. Reganato is an employee of Silver Point. Mr. Reganato was appointed in accordance with the Settlement Agreement and is a designee of SPH Manager under the terms of the Settlement Agreement.

Item 7.  Material to be filed as Exhibits

Exhibit 99.16:  Joint Filing Agreement, dated September 17, 2015.

SIGNATURES

    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:   September 17, 2015

SPH MANAGER, LLC

By:	/s/ Edward A. Mulé
Name: Edward A. Mulé
Title: Member

EDWARD A MULÉ /s/ Edward A. Mulé
ROBERT J. O'SHEA /s/ Robert J. O’Shea

Exhibit 99.16

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree as follows:

(i)           Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

(ii)          Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: September 17, 2015

SPH MANAGER, LLC

By:	/s/ Edward A. Mulé
Name: Edward A. Mulé
Title: Member

EDWARD A MULÉ /s/ Edward A. Mulé
ROBERT J. O'SHEA /s/ Robert J. O’Shea